Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Number 333-171183

The Kroger Co.

Pricing Term Sheet

Dated January 12, 2012

2.20% Notes due 2017

Issuer:	The Kroger Co.
Principal Amount:	$450,000,000
Security Type:	Senior Notes
Maturity:	January 15, 2017
Coupon:	2.20%
Price to Public:	100%
Yield to Maturity:	2.20%
Spread to Benchmark Treasury:	T + 137.5 bps
Benchmark Treasury:	UST 0.875% due December 31, 2016
Benchmark Treasury Spot and Yield:	100-7 3/4 and 0.825%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2012
Make-Whole Call:	Treasury Rate plus 20 basis points
Trade Date:	January 12, 2012
Settlement Date:	January 19, 2012
Denominations:	$2,000 x $1,000
Ratings:	Baa2/BBB/BBB (Stable/Stable/Stable)
CUSIP/ISIN:	501044 CP4 / US501044CP46
Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC
Citigroup Global Markets Inc.
Drexel Hamilton, LLC
Fifth Third Securities, Inc.
PNC Capital Markets LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fourth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof should consult their own advisor.

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